

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Swee Guan Hoo
Chief Executive Officer
Energem Corp.
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

> **Re: Energem Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 26, 2023**
> **File No. 333-268716**

Dear Swee Guan Hoo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022, letter.

Amendment No. 1 filed January 26, 2023

General

1. Please revise your disclosure to reflect that the combined entity will continue to file reports as a domestic issuer at least until the last business day of its next second fiscal quarter, at which time it would be able to assess its status as a foreign private issuer pursuant to the definition thereof in Securities Act Rule 405. Include disclosure to describe the effects on the combined entity and shareholders regarding both outcomes of the FPI determination. Disclose the date on which the FPI determination will be made, and reconcile disclosure on page 112 that refers to June 30, 2022, as the date the next determination will be made. Revise disclosure throughout that states you "are" or "will

be" a foreign private issuer for consistency with the foregoing, for example by describing management's expectations.

2.   We note disclosure on page 132 includes among the conditions of closing that "each of Graphjet and Energem on the one hand, and Energem, on the other hand, shall have received reasonably satisfactory evidence that, following the Closing of the Business Combination, Graphjet will qualify as a foreign private issuer pursuant to Rule 4b-4 of the Exchange Act as of the Closing." However, we are not able to locate this closing condition within the Share Purchase Agreement attached as Annex A. Please revise or advise.

3.   Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements as long as you are a smaller reporting company. Please make conforming changes throughout the registration statement as applicable.

4.   We note revised risk factor disclosure on page 52 that depending on the number of shares redeemed by Energem's public shareholders, the former Graphjet equity holders may control a majority of the voting power, and the combined entity may then be a "controlled company." However, disclosure elsewhere indicates that the public shareholders will hold less than 2% of the combined entity (*e.g.,* page 41), and the table of beneficial ownership appears to indicate no owners greater than 2.36% (page 119). Please revise your risk factor to clearly state whether the combined entity will or will not be a controlled company in light of the foregoing. In addition, we note potentially inconsistent disclosure regarding controlled company status on pages 35 and 149; please revise to reconcile. If the combined entity will be a controlled company, revise your prospectus cover pages to so state and to indicate whether it intends to rely on the controlled company exemptions.

5.   We note that you have filed the fairness opinion *report* from Baker Tilly. Please file the letter opinion of Baker Tilly as an exhibit.

Questions and Answers about the Business Combination . . . .
What happens to the funds deposited in the Trust Account . . . . , page 14

6.   We note your revisions in response to prior comment 9. Please further revise the table to clearly disclose the deferred underwriting fee on a percentage basis for the current number of outstanding public shares (*i.e.,* taking into account redemptions in connection with the extension, but without taking into account shares underlying public warrants) and at each potential redemption level presented in your sensitivity analysis.

Proposal No.1 - The Business Combination Proposal, page 75

7.   You disclose in the table on page 75 that Energem's book value as of September 30, 2022 was $15.4 million. We note from Energem's Form 10-Q filed on November 15, 2022 that

the company had a total shareholders' deficit of $3,998,194 as of September 30, 2022. Please revise or advise.

8. Please revise the share ownership in the combined entity table on page 75 and unaudited pro forma financial statements from page 166 and 167 to also present the 50% redemption scenario, similar to your disclosures elsewhere on pages 75 and 41.

Proposal No. 1--The Business Combination Proposal
Background of the Business Combination, page 76

9. We note your response to prior comment 13. Please further address the following:

- Revise to reconcile inconsistent disclosure regarding the current equity value of Graphjet, stated both as $1.38 billion and $2.20 billion, throughout the registration statement (for non-exclusive example, on pages 24 and 28).

- Revise to explain whether and how "post-closing equity value" and "pro forma post-closing enterprise value" differ, given that both are quantified as $1.49 billion.

- Disclosure on pages 79-82 includes various references to enterprise value (with modifiers such as closing, post-closing, and pro forma); please revise for clarity and consistency. Without limitation, reconcile apparently inconsistent statements regarding the final agreed-upon enterprise value on page 79 ("The proposed increase in the closing enterprise valuation by Graphjet to $2.0 billion was agreed to by Energem") and page 82 ("Rimon P.C. replaced the placeholder of the transaction consideration and inserted the value of $1.38 billion, giving a tentative pro forma post-closing enterprise value of Energem at $1.49 billion" and "Nelson Mullins reverted confirming the transaction consideration of $1.38 billion"--and by implication the $1.49 billion enterprise value).

- Further revise your disclosure to clarify how the enterprise value relates to terms used elsewhere in the registration statement, for instance current (or post-closing) equity value and/or fair market value.

10. We note your response to prior comment 14. Please further revise to disclose whether Arc Group had a pre-existing relationship with Graphjet. Additionally revise to clearly state whether Graphjet engaged a financial advisor in connection with the business combination and, if so, to describe its role. Reconcile apparently inconsistent disclosure that indicates that Baker Tilley acted as the independent financial advisor to both Energem and Graphjet, for example on pages 46, 79, 80, and 81.

Beneficial Ownership of Combined Entity Securities, page 119

11. We note your response to prior comment 19. Please revise the disclosure preceding the table to clarify the information presented, including that it reflects (i) actual share ownership as of the date of the registration statement and (ii) projected share ownership

upon completion of the business combination, together with relevant assumptions (for example, that post-combination percentages reflect 100% redemption by public shareholders, if true). Eliminate table headings that refer to assumed redemptions and the PIPE investment. The two columns captioned "Number of Graphjet Ordinary Shares" and "Number of Ordinary Shares" appear identical; please consolidate and clarify. It is not clear what information is presented in the two columns captioned "FA Shares" (for example, do these represent shares owned by Energem LLC that will be transferred to Arc Group?); consider eliminating these columns and including relevant explanation within a note to the table. Additionally confirm the percentages, as the totals in the final row appear to combine pre-combination and post-combination amounts.

Material U.S. Federal Income Tax Considerations, page 137

12.   We note your responses to prior comments 40 and 41. Please add disclosure regarding the tax consequences of the business combination under Section 351(a) of the Code.

Graphjet's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows for the Years Ended September 30, 2022 and 2021, page 163

13.   We note your revision on page 163 in response to prior comment 24 and reissue in part. Your discussion of your operating cash flow activities continues to appear incorrect. Please revise your discussions to be consistent with the activity in your tables.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 166

14.   We note your response to prior comment 27 and reissue the comment. Please revise to present parenthetically in the pro forma balance sheet the number of shares issued and outstanding on a historical and pro forma basis.

Legal Matters, page 171

15.   We note your response to prior comment 29 and reissue our comment. Please revise your disclosure to indicate that Rimon Law is delivering the legality opinion filed as Exhibit 5.1 and the tax opinion filed as Exhibit 8.1. Please also revise your reference to SEPA to SPA.

Exhibits

16.   Please file the Standby Equity Purchase Agreement executed with YA II PN, LTD on January 12, 2023, as an exhibit to your registration statement.

       You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Debbie Klis